FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, June 13, 2005, Series 2005-AP2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

033-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 15, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By: [signature]

Name: N. Dante LaRocca

Title: Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Terms Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 99.1

Nomura Asset Acceptance Corporation,

Alternative Loan Trust, Series 2005-AP2

Issuer

Nomura Asset Acceptance Corporation

Depositor

The collateral information contained herein reflects the anticipated May 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

All Loans

	Loan Count	Current UPB	% of UPB	GWAC	FICO	LTV	TERM	AVG BAL	% IO	Full/Alt Doc	Lim./Red. Doc	Stated Doc	No Ratio	No Doc	% NY	% FLA	% CA
Investor Loans	455	76,075,276	27.6	7.339	693	76.36	349	167,198	20.1	20.4	31.2	10.2	24.2	14.0	27.9	11.9	4.2
NINA Loans	305	62,464,135	22.7	7.394	687	76.57	344	204,800	21.3	-	-	-	-	100.0	29.8	15.6	3.4